Exhibit 99.5

NOTICE OF CHANGE OF AUDITOR

VANC PHARMACEUTICALS INC. (the “Company”)

Given pursuant to National Instrument 51-102 of Canadian Provincial Securities Administration regarding appointment of Smythe Ratcliffe LLP, Chartered Accountants as auditors of the Company.

The Company proposes to change its auditor from MNP LLP of 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1J1 to Smythe Ratcliffe of 700 – 355 Burrard Street, Vancouver, British Columbia V6C 2G8 effective as of the 6th day of March, 2015. The former auditor resigned at the Company’s request.

The termination of the former auditor and the recommendation to appoint the successor auditor has been approved by the Company’s Board of Directors.

There were no reportable events between the Company and MNP LLP.

Attached hereto, as Schedule “A” and Schedule “B”, are copies of the letters from the former and successor auditors, respectively.

Dated this 6th day of March, 2015.

Signed: “Aman Parmar”

Aman Parmar

Director